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                             February 8, 2021

       Mandy Fields
       Chief Financial Officer
       e.l.f. Beauty, Inc.
       570 10th Street
       Oakland, CA 94607

                                                        Re: e.l.f. Beauty, Inc.
                                                            Form 10-K for the
year ending March 31, 2020
                                                            Filed May 28, 2020
                                                            File No. 001-37873

       Dear Ms. Fields:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ending March 31, 2020

       Results of Operations, page 41

   1. Please revise the discussion of your results of operations throughout to quantify the impact of the factors
discussed and, where appropriate, to discuss the underlying causes of intermediate effects as
required by Item 303(a)(3) of Regulation S-K. For example, in your discussion of net
sales, please quantify the offsetting impact of increased
                                                        productivity across
retail and e-commerce channels and the impact on sales from the store closures. Discuss the
underlying efforts and events that have driven the increased productivity and how
that productivity resulted in additional sales. This comment applies to discussion
throughout MD&A in your annual and quarterly reports. See SEC Release
                                                        33-8350 for additional
guidance.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mandy Fields
e.l.f. Beauty, Inc.
February 8, 2021
Page 2

       You may contact Tracey McKoy, Staff Accountant, at (202)551-3772 or, Terence
O'Brien, Accounting Branch Chief, at (202)551-3355 with any questions.



FirstName LastNameMandy Fields                          Sincerely,
Comapany Namee.l.f. Beauty, Inc.
                                                        Division of Corporation
Finance
February 8, 2021 Page 2                                 Office of Life Sciences
FirstName LastName